Exhibit 4.6

RADWARE LTD.

COMPENSATION POLICY
 FOR
 EXECUTIVE OFFICERS AND DIRECTORS

(Amended and Restated as of September 6, 2018 and thereafter amended on October 24, 2019)

RADWARE LTD.

Compensation Policy for Executive Officers and Directors

This Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or this "Policy") of Radware Ltd., an Israeli company ("we", "Radware" or the "Company"), was adopted by the Board of Directors of the Company (the "Board"), following the recommendation of the Company’s Compensation Committee (the "Compensation Committee" or the "Committee").

A.	Overview and Objectives

1.	Introduction

This Policy was adopted in accordance with the requirements of the Israeli Companies Law, 1999 (the “Companies Law”) and applies to the compensation arrangements of all "Executives," which, for purposes of this Policy, shall mean "Office Holders" (as such term is defined in the Companies Law), excluding, unless otherwise expressly indicated, Radware's non-employee directors.

2.	Objectives

We believe that compensation is a key element in our overall human resources strategy to attract, retain, reward, and motivate highly skilled individuals who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. Accordingly, this Policy was designed to correlate executive compensation with Radware's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

In light of the foregoing, the main principles and objectives that underlie this Policy, include the following:

•	Compensation should be aligned with our long-term goals. Promoting the Company's goals and purposes, its work program and its policy with a long-term view;

•
Compensation should serve to attract and retain the best executives, while maintaining our risk policy. Creating appropriate incentives to attract, retain, reward, and motivate highly skilled individuals while considering, among others, the Company's risk management policy. To that end, this Policy is designed, among others, to align the interests of the Executives with those of Radware and, at the same, creating appropriate balances, such as imposing limitations on cash bonus, commissions and equity based compensation ("Variable Pay") so as to ensure adequate control of risks;

•
Compensation should be appropriate for our business. Creating a compensation package that matches the Company's size and nature of operations, while taking into account the Company's global nature with a global workforce;

•
Compensation should be competitive. Providing a competitive compensation package to attract, retain, reward, and motivate highly skilled individuals, including by providing increased rewards for superior individual and corporate performance; and

•
Compensation should be correlated to individual as well as overall performance. With respect to Variable Pay, compensating based on the individual's contribution to achieving the Company's objectives and generating its profits, with a long-term perspective and in accordance with the individual's role and contribution to the Company.

3.	Process and Elements of Compensation

The Compensation Committee shall first determine the appropriate level of total compensation for each Executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in this Policy. In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;

•
his or her position, responsibilities and prior compensation arrangements. This includes additional compensation for such additional duties and positions in Radware which go beyond the Executive's capacity according to his or her employment agreement;

•	compensation for comparably situated executives;

•	the Executive's past performance and expected contribution to our future growth and profitability;

•	existing and previous employment agreements with the Executive;

•	the relation between the compensation of the Executive and that of other employees in Radware; and

•	any requirements prescribed by applicable law (including, for purposes of this Policy, applicable securities laws and stock exchange regulations) from time to time.

We will aim to provide fair and equitable compensation for our Executives by using various compensation elements and instruments, including base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement or termination of service arrangements.

4.	Overall Compensation - Ratio between Fixed and Variable Pay

In setting compensation of an Executive, we will attempt to balance the mix of Fixed Pay (i.e., base salary, benefits and perquisites) and Variable Pay in order to, among other things, appropriately incentivize Executives to meet Radware's goals while considering, among others, Radware's risk management policies. To that end, the table below reflects the ratio between Fixed and Variable Pay that we target under this Policy, measured on an annual basis:

	Range for Fixed Pay* out of the Total Compensation	Range for Variable Pay out of the Total Compensation**
CEO	15-40%	60-85%
Non-Sales Executives	30-60%	40-70%
Sales Executives	10-50%	50-90%

(*)  For purposes hereof, consists of base salary only.

(**) The variable component in regard of the equity-based compensation reflects the value at the date of grant.

The ratios stated in the table above represent the optimal compensation mix desired by the Company and assuming that the bonus and/or commission milestones and targets are fully achieved. Accordingly, the actual ratio may vary based on performance in the relevant year.

5.	Intra-Company Compensation Ratio

In the process of composing this Policy, we have examined the ratio between overall compensation of Executives and the average and median salaries of the other employees (including contractors and agency contractors), as well as the possible ramifications of such ratio on the work environment in Radware were examined in order to ensure, among others, that levels of executive compensation will not have a negative impact on the positive work relations in our company.

To that end, we will target a ratio where the overall compensation of each Executive, including the CEO, shall be no more than 30 times the average (and median) of the overall compensation for the other employees in such location.

B.	Base Salary, Benefits and Perquisites

1.	Base Salary

The base salary varies between Executives, and is individually determined according to, among others, the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

In addition, since a competitive base salary is essential to Radware's ability to attract and retain highly skilled professionals in the long term, we seek to establish base salary that is competitive with the base salaries paid to Executives of a peer group of companies. Accordingly, we will utilize as a reference comparative market data and practices.

For purposes of attracting and retaining high quality personnel, we may offer a signing bonus to a candidate for an executive position, which shall not exceed an amount of one annual base salary of the Executive.

2.	Benefits and Perquisites

The following benefits and perquisites may be granted to any Executive in order, among other things, to comply with local legal requirements:

•	Vacation of up to 24 days per annum;

•	Sick days of up to 30 days per annum;

•	Convalescence pay according to applicable law;

•	Monthly contribution for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

•	Radware shall contribute on behalf of the Executive to an insurance policy or a pension fund, or to a policy and a fund, as allowed by law and with reference to the practice in peer group companies;

•	Radware shall contribute on behalf of the Executive to funds toward work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and

•	Life and health insurance.

For the sake of clarity, any Executives who are not based in Israel may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

In addition, we may offer additional benefits and perquisites to the Executives, which will be comparable to customary industry practices, such as: company cellular phone benefits; company car benefits; refund of business related expenses; relocation expenses; insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures.

C.	Cash Bonuses and Commissions

1.	The Objective

A compensation in the form of cash bonus(es) and/or commissions is important in aligning Executives' compensation with Radware's objectives and business goals, such that both individual performance and overall company success are rewarded.

2.	Bonuses and Commissions

Our policy is to allow annual bonus(es) and/or commissions upon the attainment of pre-set financial objectives and personal targets, pursuant to distinguishable terms for the following three Executives' populations:

CEO

•
The annual bonus of our CEO will be based upon achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plans (including product roadmap or the like) for the relevant year.

•
Such measurable criteria will initially be determined at the beginning of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria: financial results of the Company, including profits and revenues; product releases; software quality; efficiency metrics; internal and external customer satisfaction; execution of projects, etc.

•	A portion of up to 10% of the annual bonus may be based on the achievement and performance of individual key performance indicators (KPIs), as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the annual bonus for the CEO will not exceed 133% of the CEO’s annual base salary.

Non-Sales Executives

•
The annual bonus of the Non-Sales Executives will be based upon achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year.

•
Such measurable criteria will initially be determined at the beginning of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria: financial results of the Company, including profits and revenues; product releases; software quality; efficiency metrics; internal and external customer satisfaction; execution of projects, etc.

•	A portion of the annual bonus may be based on the achievement and performance of pre-determined individual KPIs.

•	In any case, the total amount of the annual bonus for any Non-Sales Executive will not exceed the amount of one annual base salary of such Executive.

Sales Executives

•
The annual bonus and/or commissions of the Sales Executives will be comprised from bonuses and commissions based upon achievement of targets of revenues and/or gross profit generated by the individual and/or his/her team or division and/or the Company, as initially determined at the beginning of each fiscal year (or start of employment, as applicable).

•	In any case, the total amount of the annual bonus and commissions for any Sales Executive will not exceed the amount of four annual base salaries of such Executive.

3.	Board's Discretion; Special Bonus

•
Executives may receive a special bonus based on outstanding personal achievement as shall be approved by the Compensation Committee and the Board. Similarly, the Board may, in extraordinary conditions, reduce the bonus and commissions to which an Executive would otherwise be entitled. However, in both cases, such increase or decrease may be by no more than 20% of the bonus or commissions described above (as applicable) for any year.

4.	Compensation Recovery ("Clawback")

•
In the event of an accounting restatement, Radware shall be entitled to recover from any Executive bonus or commissions in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back. The compensation recovery will not apply to former Executives of Radware.

•	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

•	Nothing in this Section 4 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executives by virtue of applicable law or other Company practices.

D.	Equity Based Compensation

1.	The Objective

The equity based compensation for Radware's Executives is designed in a manner consistent with the underlying objectives determining the base salary and the annual bonus, its main objectives being to enhance the alignment between the Executives' interests with the long term interests of Radware and its shareholders, and to strengthen the retention and the motivation of Executives in the long term. In addition, since these equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

2.	General guidelines for the grant of awards

•	The equity based compensation may be in a form of a mixture of various types of equity based instruments, which includes, without limitation, stock options and restricted stock units.

•
The equity based compensation shall be granted from time to time and individually determined and awarded according to the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

•	Equity based compensation for Radware's Executives shall vest over a minimum of three (3) years.

•
The fair market value of the equity based compensation for the Executives will be determined according to acceptable valuation practices at the time of grant. Such fair market value shall not exceed the equivalent of five (5) annual salary for each Executive per year of vesting, on a linear basis.

•	The vesting and/or the grant of such equity based compensation may be contingent upon the increase in the market price of Radware's ordinary shares.

•
The Board may, following approval by the Compensation Committee, (1) extend the period of time for which an award is to remain exercisable as well as (2) make provisions with respect to the acceleration of the vesting period of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E.	Retirement and Termination of Service Arrangements

•
Radware may provide an Executive a prior notice of termination of up to six (6) months, during which the Executive may be entitled to all or a portion of his or her compensation elements, and to the continuation of vesting of his options or other awards. Unless the Company decides to release the Executive from this obligation, the Executive will be required to continue performing all roles and responsibilities during the notice period.

•
Radware may provide an additional adaptation or transition period during which the Executive will be entitled to up to six (6) months of continued base salary, benefits and perquisites. Additionally, the Board may, upon approval by the Compensation Committee, approve to extend the vesting of Executive's options or other awards during such period. In this regard, the Compensation Committee and Board of Directors shall take into consideration the Executive's term of employment, the Executive's compensation during employment with the Company, the Company's performance during such period, and the contribution of the Executive in achieving the Company's goals and the circumstances of termination.

•
Radware may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices, including, without limitation, release of pension and provident funds and/or manager insurance policies contributed and accrued to the benefit of such Executive through the date of termination (or, if and when there is a shortfall in the amount of such funds, including in the case of resignation, supplementing such shortfall amount) to the Executive and/or any person designated by him or her.

F.	Exculpation, Indemnification and Insurance

•	Except as may be otherwise approved from time to time by the shareholders, Radware may exempt its Directors and Executives from the duty of care.

•
Radware may indemnify the Directors and Executives to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as shall be provided in an indemnity agreement between such individuals and Radware.

•
Radware will provide "Directors and Officers Insurance" for its Directors and Executives, with (i) aggregate coverage that will not exceed the higher of (A) US$50 million and (B) 25% of its shareholders’ equity and (ii) annual premium that shall not exceed the higher of (A) US$700,000 and (B) 25% over the prior year's annual premium, unless otherwise determined by the shareholders from time to time.

•
Radware may also purchase such D&O insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control; provided  that the premium therefor shall not exceed four (4) times the annual premium payable at such time for the D&O Insurance.

G.	Non-Employee Directors Compensation

•
The non-employee members of Radware's board may (and, in the case of statutory external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

•
It is hereby clarified that such non-employee directors may be granted equity based compensation which shall vest over a period of not less than three (3) years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$450,000 per year of vesting, on a linear basis, subject to applicable law and regulations.

H.	Miscellaneous

•
This Policy was approved by the Company's shareholders on September 6, 2018 and thereafter an amendment thereto was approved by the Company's shareholders on October 24, 2019. This Policy will remain in effect for a period of three years through October 23, 2022. The Compensation Committee and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

•
This Policy is designed solely for the benefit of Radware and none of the provisions thereof are intended to provide any rights or remedies to any person other than Radware. In particular, this Policy does not, and shall not be deemed to, grant any rights to the Company’s directors and Executives to receive any elements of compensation set forth in this Policy. The elements of compensation to which a director or Executive will be entitled will be exclusively those that are determined and approved specifically in relation to him or her in accordance with the approval requirements of the Companies Law.